UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number 1-14840

AMDOCS LIMITED

Suite 5, Tower Hill House Le Bordage

St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☑            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON TUESDAY, JULY 31, 2012

To the Shareholders:

An extraordinary general meeting of shareholders of Amdocs Limited will be held at 8:00 a.m., local time, on Tuesday, July 31, 2012, at the offices of Amdocs, Inc., Harborside Financial Center, Plaza 5, Suite 2700, Jersey City, NJ 07311, to consider institution of a quarterly cash dividend program at the quarterly rate of $0.13 per ordinary share.

Our shareholders will also act on such other business as may properly come before the extraordinary general meeting.

The Board of Directors has fixed 5:00 P.M. Eastern Daylight Time on June 15, 2012 as the record date for the determination of our shareholders entitled to notice of, and to vote on the matters proposed at, the extraordinary general meeting and any adjournments thereof.

By Order of the Board of Directors

THOMAS G. O’BRIEN
Secretary and Treasurer
June 25, 2012

YOUR VOTE IS IMPORTANT

ALL SHAREHOLDERS OF AMDOCS LIMITED (WHETHER THEY EXPECT TO ATTEND THE EXTRAORDINARY GENERAL MEETING OR NOT) ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN PROMPTLY THE PROXY CARD ENCLOSED WITH THIS NOTICE. IF YOU ARE THE RECORD HOLDER OF YOUR ORDINARY SHARES, YOU CAN ALSO AUTHORIZE THE VOTING OF YOUR SHARES OVER THE INTERNET OR BY TELEPHONE AS PROVIDED IN THE INSTRUCTIONS SET FORTH ON THE ENCLOSED PROXY CARD. YOU CAN CHANGE YOUR VOTE AND REVOKE YOUR PROXY AT ANY TIME BEFORE THE POLLS CLOSE AT THE EXTRAORDINARY GENERAL MEETING BY FOLLOWING THE PROCEDURES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT.

1.

A proxy card for the extraordinary general meeting is enclosed. The proxy card shall be delivered to our Secretary, in care of our principal U.S. subsidiary, Amdocs, Inc. (at the address that appears on the last page of this Proxy Statement), as soon as possible.

2.

Shareholders are entitled to appoint another person as proxy to exercise all or any rights to attend and to speak and vote at a meeting of the Company. A shareholder may appoint more than one proxy in relation to a meeting provided that each proxy is appointed to exercise the rights in respect of different shares held by such shareholder.

3.

The quorum for the extraordinary general meeting shall be two shareholders or more holding a majority of the ordinary shares outstanding as of the record date. If within 30 minutes from the appointed time for the extraordinary general meeting, a quorum is not present, it shall stand adjourned to any other time and any other place as determined by the Chairman of the extraordinary general meeting. It shall not be necessary to notify any shareholder of any adjournment of less than 20 days if the time and place of the adjourned meeting are announced at the extraordinary general meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting.

4.	Every shareholder present in person or by proxy shall have one vote for each ordinary share held by him.

AMDOCS LIMITED

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON TUESDAY, JULY 31, 2012

References in this Proxy Statement to “Amdocs”, “we”, “our” and “us” refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors.

This Proxy Statement and the accompanying proxy are being furnished to shareholders of Amdocs Limited, a company organized under the laws of Guernsey, in connection with the solicitation by our Board of Directors of proxies from holders of its outstanding ordinary shares, par value £0.01 per share, for use at the extraordinary general meeting of shareholders to be held at 8:00 a.m., local time, on Tuesday, July 31, 2012, at the offices of Amdocs, Inc., Harborside Financial Center, Plaza 5, Suite 2700, Jersey City, NJ 07311, or at any adjournments thereof (the “Special Meeting”).

This Proxy Statement and the accompanying proxy are first being mailed or delivered to our shareholders on or about June 25, 2012.

At the Special Meeting, the holders of our ordinary shares as of 5:00 P.M. Eastern Daylight Time on June 15, 2012 (the “Record Date”) will be asked to approve the institution of a quarterly cash dividend program at the quarterly rate of $0.13 per ordinary share (the “Proposal”).

The proxy confers discretionary authority with respect to any amendments or modifications of proposals that properly may be brought before the Special Meeting. As of the date hereof, we are not aware of any such amendments or modifications or other matters to be presented for action at the Special Meeting. However, if any other matters properly come before the Special Meeting, the proxies solicited hereby will be exercised on such matters in accordance with the reasonable judgment of the proxyholders.

As of the Record Date, Amdocs had outstanding 165,739,533 ordinary shares. Each ordinary share is entitled to one vote on all matters presented at the Special Meeting. Only holders of record of ordinary shares at the close of business on the Record Date are entitled to notice of, and to vote at, the Special Meeting. Votes cast in person or by proxy at the Special Meeting will be tabulated by the inspector of elections appointed for the Special Meeting who will also determine whether a quorum is present for the transaction of business. Two or more shareholders of record, together holding a majority of our outstanding ordinary shares present in person or represented by proxy, shall constitute a quorum for purposes of the Special Meeting.

Approval of the Proposal requires the affirmative vote of a majority of our ordinary shares voted in person or by proxy at the Special Meeting.

The enclosed proxy provides that each shareholder may specify that his, her or its ordinary shares be voted “for”, “against” or “abstain” from voting with respect to the Proposal. If proxies in the accompanying form are properly executed and returned, the ordinary shares represented thereby will be voted in the manner specified therein. If not otherwise specified, in the reasonable discretion of the proxyholders, the ordinary shares represented by a proxy will be voted FOR the Proposal.

Proxies will not be counted as voting in respect of the Proposal if abstention is indicated, but abstentions will be counted as ordinary shares that are present for purposes of determining whether a quorum is present at the Special Meeting. Nominees who are members of the New York Stock Exchange, or the NYSE, and who, as brokers, hold ordinary shares in “street name” for customers have, generally, by NYSE rules, the authority to vote on certain items in the absence of instructions from their customers, the beneficial owners of the ordinary shares. Such nominees or brokers will not have authority to vote shares in regards to the Proposal (the “Broker Non-Votes”) and we will not count those votes in favor of the Proposal. Broker Non-Votes will not be counted as ordinary shares that are present for purposes of determining whether a quorum is present.

Shareholders of record are entitled to appoint one or more proxies to attend and vote at the Special Meeting in their stead. If a shareholder of record elects to appoint a proxy other than by using the enclosed proxy card (or by Internet or telephone as provided in the instructions set forth in the enclosed proxy card), the shareholder must deliver such proxy, together with a power of attorney or other authority, at or before the Special Meeting on July 31, 2012. We strongly encourage our shareholders to use the enclosed proxy card or to authorize the voting of their shares over the Internet or by telephone as provided in the instructions set forth in the enclosed proxy card.

Any shareholder giving a proxy may revoke it at any time before it is exercised at the Special Meeting by:

•

Filing with our Secretary, in care of our principal U.S. subsidiary, Amdocs, Inc. (at the address that appears on the last page of this Proxy Statement), written notice of such revocation bearing a later date than the proxy or a subsequent proxy relating to the same ordinary shares, provided that such proxy or subsequent proxy shall be deposited at such address at least 48 hours before the scheduled Special Meeting or adjournment thereof, as the case may be; or

•	Attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute revocation of a proxy).

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 31, 2012

This proxy statement is available for viewing, printing

and downloading at www.amdocs.com/proxy.

You may also request a copy of the materials relating to our extraordinary general meeting, including this proxy statement and form of proxy for our extraordinary general meeting by contacting our investor relations department by telephone at (314) 212-8328 or by e-mail at dox_info@amdocs.com.

IMPORTANT

Whether or not you attend the Special Meeting, your vote is important. Accordingly, you are asked to sign and return the accompanying proxy regardless of the number of ordinary shares you own. If you are the record holder of your ordinary shares, you can also authorize the voting of your shares over the Internet or by telephone as provided in the instructions set forth on the enclosed proxy card. Ordinary shares can be voted at the Special Meeting only if the holder is present or represented by proxy.

THE PROPOSAL

SHAREHOLDER APPROVAL OF DIVIDEND

Background

Article 92 of our Articles of Incorporation provides that our Board of Directors may declare and pay dividends on our ordinary shares, subject to compliance with applicable law, and subject to the approval of our shareholders by Ordinary Resolution (as defined in our Articles of Incorporation).

On May 1, 2012, and subject to shareholder approval, our Board of Directors approved the institution of a quarterly cash dividend program at the quarterly rate of $0.13 per ordinary share.

Based on the number of ordinary shares outstanding on the Record Date, the aggregate quarterly dividend payment would be approximately $21.5 million. Based on the number of shares outstanding as of the Record Date, $657,601 of the $21.5 million quarterly dividend would be paid on shares beneficially owned by our directors and executive officers as a group.

In order to permit us to implement this quarterly cash dividend program, our Board of Directors proposes that our shareholders approve the program at the Special Meeting.

Reasons for the Proposed Dividend Program; Share Repurchase Plans

Our Board of Directors believes that it is in the best interests of our shareholders to implement this dividend program.

Since the end of the Company’s fiscal year ended September 30, 2008, the Company has generated:

•	quarterly revenues in the range of $690.3 million to $812.2 million;

•	quarterly net income in the range of $68.6 million to $101.9 million; and

•	quarterly free cash flow in the range of $52.6 million to $169.8 million.

The Company believes this track record of predictable free cash flows and revenues, together with its long-standing and strong customer relationships, permits it to implement this dividend program as a means to return additional cash to shareholders. This is not a complete presentation of our financial position, results of operations and cash flows in conformity with U.S. generally accepted accounting principles, so we encourage you to review our consolidated financial statements for the fiscal year ended September 30, 2011 set forth in our Annual Report on Form 20-F filed on December 8, 2011 with the U.S. Securities and Exchange Commission, or the SEC, as well as our consolidated financial statements for the quarter ended March 31, 2012 set forth in our Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 15, 2012.

Since 2010, we have repurchased our ordinary shares, through a subsidiary, at an increased pace. In April 2010, our Board of Directors authorized a share repurchase plan allowing the repurchase of up to $700 million of our outstanding ordinary shares over the following 12 months. In February 2011, our Board of Directors adopted a share repurchase plan authorizing the repurchase of up to $1 billion of our outstanding ordinary shares over the following 24 months. These authorizations permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. In April 2011, we completed the repurchase of the remaining authorized amount under the April 2010 share repurchase plan and began executing repurchases under the February 2011 plan. As of the Record Date, since the implementation of the April 2010 share repurchase plan, we have repurchased approximately 47.6 million ordinary shares at an average price of $28.71 per share (excluding broker and transaction fees). As of the Record Date, we had remaining authority to repurchase up to $333.9 million of our outstanding ordinary shares under the February 2011 share repurchase plan.

Following the completion of our current share repurchase authorization in February 2013, our current expectation is to continue share repurchase activity, albeit at a more moderate pace than since 2010.

Timing of the Dividend Program

If our shareholders approve the Proposal, our Board of Directors will consider on a quarterly basis whether to declare and pay a dividend in accordance with the terms of the dividend program, and in accordance with applicable Guernsey law. Guernsey law requires that our Board of Directors consider a dividend’s effects on our solvency before it may be declared or paid. Provided that the per share amount and the frequency of the dividend do not increase, then no further shareholder approval beyond that requested at the Special Meeting will be required for dividends payable pursuant to this program; however, any increase to the per share amount or frequency of the dividend would require further shareholder approval. If our shareholders approve the Proposal, our Board of Directors will have the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law.

Subject to shareholder approval, the Company expects to begin paying this dividend during the quarter ending December 31, 2012.

In the event that shareholder approval is not obtained, no dividend will be paid pursuant to the dividend program.

Tax Considerations

In general, a U.S. holder receiving a distribution with respect to the ordinary shares will be required to include such distribution (including the amount of foreign taxes, if any, withheld therefrom) in gross income as a taxable dividend to the extent such distribution is paid from our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of such earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. holder’s tax basis in the ordinary shares, and then, to the extent in excess of such tax basis, as gain from the sale or exchange of a capital asset. In general, U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on the ordinary shares.

Dividend income is generally taxed as ordinary income. However, a maximum U.S. federal income tax rate of 15% currently applies to “qualified dividend income” received by individuals (as well as certain trusts and estates), provided that certain holding period requirements are met. “Qualified dividend income” includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of “qualified foreign corporations,” including shares of a foreign corporation that are readily tradable on an established securities market in the United States. Since our ordinary shares are readily tradable on the NYSE, we believe that dividends paid by us with respect to our ordinary shares should constitute “qualified dividend income” for U.S. federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions applies. The reduced tax rate for “qualified dividend income” is scheduled to expire on December 31, 2012, unless further extended by Congress. In addition, dividends paid by us will not qualify for the 15% U.S. federal income tax rate if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes, which we would be if (i) at least 75% of our gross income is “passive income” (i.e., dividends, interest, royalties, rents and gains from commodities and securities transactions), or (ii) on average at least 50% of the gross value of our assets is attributable to assets that produce “passive income” or are held for the production of “passive income.” We do not believe that we will be classified as such in the current taxable year and do not expect to become one in the foreseeable future

The amount of foreign income taxes that may be claimed as a credit against U.S. federal income tax in any year is subject to certain complex limitations and restrictions, which must be determined on an individual basis by each U.S. holder. The limitations set out in the U.S. Internal Revenue Code of 1986, as amended, include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends paid by us generally will be foreign source “passive income” or “financial services income” for U.S. foreign tax credit purposes.

In addition, U.S. holders generally will be subject to information reporting requirements with respect to dividends that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” U.S. holders may also be subject to backup withholding (currently at 28%, but scheduled to increase to 31% for payments made after December 31, 2012) on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Required Affirmative Vote

The affirmative vote of holders of a majority of our ordinary shares represented in person or by proxy at the Special Meeting is necessary for approval of the cash dividend program.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE INSTITUTION OF A QUARTERLY CASH DIVIDEND PROGRAM.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth specified information with respect to the beneficial ownership of our ordinary shares as of June 15, 2012 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 165,739,533 ordinary shares outstanding as of June 15, 2012. Information concerning shareholders other than our directors and executive officers is based on periodic public filings made by such shareholders and may not necessarily be accurate as of June 15, 2012.

Name	Shares Beneficially Owned	Percentage Ownership
T. Rowe Price Associates, Inc. (1)	17,596,758	10.62%
Manning & Napier Advisors, Inc.(2)	16,730,588	10.09%
Janus Capital Management LLC (3)	13,421,044	8.10%
FMR LLC (4)	10,726,903	6.47%
Ameriprise Financial, Inc.(5)	10,489,135	6.33%
Thornburg Investment Management Inc.(6)	5,688,812	3.43%
All directors and executive officers as a group (17 persons)(7)	5,058,474	3.01%

(1)

Based on a Schedule 13G/A filed by T. Rowe Price Associates, Inc., or T. Rowe Price, with the SEC on May 5, 2012, T. Rowe Price had sole voting power over 3,459,360 of our ordinary shares and sole dispositive power over 17,596,758 of our ordinary shares. The address of T. Rowe Price is 100 E. Pratt Street, Baltimore, Maryland 21202.

(2)

Based on a Schedule 13G filed by Manning & Napier Advisors, Inc., or Manning & Napier, with the SEC on January 27, 2012, Manning & Napier had sole voting power over 14,809,642 of our ordinary shares and sole dispositive power over 16,730,588 of our ordinary shares. The address of Manning & Napier is 290 Woodcliff Drive, Fairport, New York 14450.

(3)

Based on a Schedule 13G filed by Janus Capital Management LLC, or Janus, with the SEC on February 14, 2012, as of December 31, 2011, Janus has a direct 98.4% ownership stake in INTECH Investment Management, or INTECH, and a direct 77.8% ownership stake in Perkins Investment Management LLC, or Perkins. Due to this ownership structure, holdings for Janus, Perkins and INTECH are aggregated. Janus, Perkins and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively, the “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus may be deemed to be the beneficial owner of 13,421,044 ordinary shares held by the Managed Portfolios. However, Janus does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. The address of Janus Capital is 51 Detroit Street, Denver, Colorado 80206.

(4)

Based on a Schedule 13G/A filed with the SEC on February 14, 2012 by FMR LLC, as of December 31, 2011, FMR LLC reports sole power to vote or direct the vote over 92,353 shares and sole power to dispose or direct the disposition of 10,726,903 shares. This includes 10,626,150 shares beneficially owned by Fidelity Management & Research Company (“Fidelity”) in its capacity as an investment advisor; 106 shares beneficially owned by Strategic Advisers, Inc. (“SAI”) in its capacity as an investment advisor; 147 shares beneficially owned by Pyramis Global Advisors Trust Company (“PGATC”) as a result of its serving as an investment manager of institutional accounts owning such shares; and 100,500 shares over which FIL

Limited (“FIL”) has sole dispositive power through its investment advisory and management services to a number of non-U.S. investment companies and institutional investors. Fidelity and SAI are wholly owned subsidiaries of FMR LLC. PGATC is an indirect wholly owned subsidiary of FMR LLC. Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL or trusts for their benefit, own shares of FIL voting stock. Edward C. Johnson 3d, and members of his family, directly or through trusts, own approximately 49% of the voting power of FMR LLC. The address of Fidelity, FMTC and SAI is 82 Devonshire Street, Boston, Massachusetts 02109. The address of PGATC is 900 Salem Street, Smithfield, Rhode Island 02917. The address of FIL is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

(5)

Based on a Schedule 13G filed by Ameriprise Financial, Inc., or Ameriprise, and Columbia Management Investment Advisers, LLC, or Columbia, with the SEC on February 14, 2012, Ameriprise and Columbia had shared voting power over 2,917,468 of our ordinary shares and shared dispositive power over 10,489,135 of our ordinary shares. Ameriprise is the parent company of Columbia. Ameriprise and Columbia disclaim beneficial ownership of these shares. The address of Ameriprise and RiverSource is 145 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

(6)

Based on a Schedule 13G filed by Thornburg with the SEC on February 3, 2012, Thornburg had sole voting and dispositive power over all of these ordinary shares. The address of Thornburg Investment Management Inc., or Thornburg, is 2300 North Ridgetop Road, Santa Fe, New Mexico 87506.

(7)

Includes options held by such directors and executive officers that are exercisable within 60 days after June 15, 2012. As of the Record Date, none of our directors, senior managers or key employees beneficially own 1% or more of our outstanding ordinary shares, other than Bruce Anderson, one of our directors, who beneficially owns 1.14% of our outstanding ordinary shares.

MISCELLANEOUS

Other Matters

Our management knows of no other business to be transacted at the Special Meeting; but, if any other matters are properly presented to the Special Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with his reasonable discretion.

Expenses of Solicitation

The cost of solicitation of proxies will be borne by Amdocs, including expenses in connection with preparing and mailing this Proxy Statement. In addition to solicitation of proxies by mail, our directors, officers and employees (who will receive no additional compensation therefor) have solicited the return of proxies by Internet and telephone and may solicit the return of proxies by facsimile or personal interview. In addition, we have retained American Stock Transfer & Trust Company and Phoenix Advisory Partners to assist in the solicitation of proxies. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the NYSE concerning the sending of proxies and proxy materials to the beneficial owners of our ordinary shares.

BY ORDER OF THE BOARD OF DIRECTORS

THOMAS G. O’BRIEN

Secretary and Treasurer

June 25, 2012

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

AMDOCS LIMITED

July 31, 2012

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement, Proxy Card

are available at www.amdocs.com/proxy

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

i  Please detach along perforated line and mail in the envelope provided.  i

¢ 000300000000000000000 4	073112

AMDOCS’ BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE INSTITUTION OF A QUARTERLY CASH DIVIDEND PROGRAM.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

		1. APPROVE THE INSTITUTION OF A QUARTERLY CASH DIVIDEND PROGRAM.	FOR ☐	AGAINST ☐	ABSTAIN ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

¢

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

¢

0                ¢

AMDOCS LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Robert A. Minicucci and Michael Bricker as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and vote, as designated on the reverse side, all Ordinary Shares of Amdocs Limited (the “Company”) held of record by the undersigned on June 15, 2012, at the Extraordinary General Meeting of shareholders to be held on July 31, 2012 or any adjournment thereof.

(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

¢	14475	¢

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

AMDOCS LIMITED

July 31, 2012

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.	COMPANY NUMBER
IN PERSON - You may vote your shares in person by attending the Extraordinary Meeting.	ACCOUNT NUMBER

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, Proxy Statement, Proxy Card are available at www.amdocs.com/proxy

i  Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.  i

¢ 000300000000000000000 4	073112

AMDOCS’ BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE INSTITUTION OF A QUARTERLY CASH DIVIDEND PROGRAM.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE   ☒

		1. APPROVE THE INSTITUTION OF A QUARTERLY CASH DIVIDEND PROGRAM.	FOR ☐	AGAINST ☐	ABSTAIN ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

¢

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

¢

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ THOMAS G. O’BRIEN
Thomas G. O’Brien Treasurer and Secretary Authorized U.S. Representative

Date: June 25, 2012